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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                            The Female Health Company
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   314462 10 2
                   ------------------------------------------
                                 (CUSIP Number)

                              Stephen M. Dearholt
         741 N. Milwaukee Street, Suite 500, Milwaukee, Wisconsin 53202
         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 25, 1996**
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             (Date of Event which Requires Filing of this Statement)

** To the best of my knowledge.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------------
CUSIP NO. 314462 10 2
-------------------------

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
           Stephen M. Dearholt

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)[  ]
                                                                      (b)[  ]

3)  SEC Use Only

4)  Source of Funds (See Instructions)
           PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                        [  ]

6)  Citizenship or Place of Organization
           Wisconsin, USA

                        (7)   Sole Voting Power
                              981,555
Number of
Shares
Beneficially            (8)   Shared Voting Power
Owned by                      233,118
Each
Reporting               (9)   Sole Dispositive Power
Person                        981,555
With
                        (10)  Shared Dispositive Power
                              233,118

11) Aggregate Amount Beneficially Owned by Each Reporting Person
           1,214,673

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [  ]
     (See Instructions)

13) Percent of Class Represented By Amount in Row (11)
           10.9%

14) Type of Reporting Person (See Instructions)
           IN



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Mr. Dearholt has disclosed his ownership of The Female Health Company's (the
"Company") Common Stock ("Issuer Common Stock") to the Company; in turn, that ownership has been reported in certain of the Company's proxy statements. This filing is being made to address his independent filing obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended.



















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Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of The Female Health Company, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 919 North Michigan Avenue, Suite 2208, Chicago, Illinois 60611.

Item 2.  Identity and Background

(a)-(c) and (f)

         This Schedule 13D is filed on behalf of Stephen M. Dearholt, a Wisconsin resident individual and a United States citizen ("Mr. Dearholt"). Mr. Dearholt is co-founder of and a partner in Response Marketing, a privately held life insurance marketing organization. Mr. Dearholt has been a director of the Company since 1996. The principal address of Mr. Dearholt is 741 N. Milwaukee St., Suite 500, Milwaukee, Wisconsin 53202.

(d) and (e)

         During the last five years, Mr. Dearholt has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information called for by Item 2 for persons with whom Mr. Dearholt shares voting power for shares of Issuer Common Stock will be provided by amendment, if applicable.

Item 3.  Source and Amount of Funds or Other Consideration

         From August 28, 1990 through the present, Mr. Dearholt has purchased an aggregate of 250,075 (12,000 shares of which were sold in October, 1998) shares of the Issuer Common Stock in open market transactions. Such shares were purchased for cash, obtained from personal investment funds.

         On March 25, 1995, an affiliate of Mr. Dearholt loaned $1,000,000 to the Company. Mr. Dearholt guaranteed the Company's repayment of the loan. The Company granted Mr. Dearholt warrants to purchase 10,000 shares of Issuer Common Stock in connection therewith.

         On March 25, 1996, Mr. Dearholt loaned the Company $1,000,000 to fund the Company's working capital needs and to fund operating losses. The loan by Mr. Dearholt was made from personal investment funds. Through the loan of such funds by Mr. Dearholt and the extension of such loan, the Company has issued Mr. Dearholt warrants to purchase an aggregate of 600,000 shares of Issuer Common Stock.



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         On various dates since July 31, 1990, Mr. Dearholt has purchased 6,200 shares of Issuer Common Stock for the benefit of Mr. Dearholt's self-directed IRA. These shares of Issuer Common Stock for Mr. Dearholt were purchased with cash deferred from Mr. Dearholt's income.

         On various dates since August 13, 1990, Mr. Dearholt has purchased 69,500 shares of Issuer Common Stock for the benefit of the Dearholt, Inc. Profit Sharing Plan. These shares of Issuer Common Stock were purchased with cash contributed by Dearholt, Inc. to the Profit Sharing Plan for the benefit of the employees of Dearholt, Inc.

         On various dates since August 1, 1991, Mr. Dearholt has purchased an aggregate of 18,100 shares of Issuer Common Stock for the benefit of his minor child. These shares of Issuer Common Stock were purchased with cash, obtained from personal investment funds.

         On various dates since February 20, 1994, the Mary C. Dearholt Trust, of which Mr. Dearholt is co-trustee, has purchased an aggregate of 148,129 shares of Issuer Common Stock. These shares of Issuer Common Stock were purchased with cash, obtained from such trust's investment funds.

         On various dates since October 27, 1992, North Central Trust has purchased an aggregate of 9,680 shares of Issuer Common Stock for the Response Marketing Money Purchase Plan. North Central Trust has the sole power to vote the shares held in this plan.

         On May 31, 1996, the Phoenix Healthcare Group Limited Partnership dissolved and distributed 18,100 shares of Issuer Common Stock to the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling. The James
W. Dearholt Trust was a limited partner in the Phoenix Healthcare Group Limited Partnership.

         On July 27, 1997, the Mary C. Dearholt Trust purchased 60,000 shares of the Company's Class A Convertible Preferred Stock - Series 1 at a price of $2.50 per share, which represented the per share price offered to all subscribers in the private placement offering of these shares.

         On October 5, 1998, the Company issued 6,889 shares of Issuer Common Stock to the Mary C. Dearholt Trust in lieu of paying interest in cash on the 60,000 shares of preferred stock owned by the Mary C. Dearholt Trust.

Item 4.  Purpose of Transaction

         Mr. Dearholt has been a long time investor in the Company, with his investment in the Company having been acquired, and continuing to be acquired, for investment purposes.

         On April 22, 1996, Mr. Dearholt was elected by the Company to its Board of Directors. Mr. Dearholt did not solicit a seat on the Company's board but accepted when offered a board position.

         Other than the foregoing, Mr. Dearholt has no plans or proposals which would result in the acquisition or disposition of Issuer

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Common Stock or for any other action that should be enumerated in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                                        Amount of Beneficial Ownership
Name of Beneficial Owner                 Shares               Percent
Stephen M. Dearholt (1)(2)              1,214,673              10.9%

         (1) Includes options to purchase 30,000 shares (which are currently exercisable) granted pursuant to the terms of the Company's Outside Director Stock Option Plan.

         (2) Includes 238,075 shares owned directly by Mr. Dearholt and warrants to purchase 610,000 shares which are currently exercisable. Also includes the following shares which Mr. Dearholt may be deemed to beneficially own: 69,500 shares held by the Dearholt, Inc. Profit Sharing Plan; 9,680 shares held by the Response Marketing Money Purchase Plan; 6,200 shares held in a self-directed IRA; 155,018 shares held by trusts of which Mr. Dearholt, a sibling and his mother are trustees; 18,100 shares held by Mr. Dearholt's minor child; 18,100 shares held by the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling; and 60,000 shares of preferred stock held by the Mary C. Dearholt Trust that are convertible share-for-share into Issuer Common Stock on or after August 1, 1998.

         On November 21, 1995, the Company borrowed $1,000,000 from an affiliate of Mr. Dearholt under a one year note payable due in full November 20, 1996 with interest at 12% payable monthly. As part of this transaction, Mr. Dearholt personally guaranteed repayment of the Company's obligations under the $1,000,000 promissory note. In consideration of the transaction, the Company issued warrants to each of Mr. Dearholt and the lender, which entitles each of them to purchase 10,000 shares of Issuer Common Stock at $3.00 per share, which represented the average trading price of Issuer Common Stock for the five trading days prior to the issuance of such warrants. The warrants expire upon the earlier of the exercise of the warrant rights or November 20, 2000. Any stock issued under the warrants carries certain registration rights. The Company repaid the note during fiscal 1997.

         On March 25, 1996, the Company borrowed $1,000,000 from Mr. Dearholt under a one year note payable in full March 25, 1997 with interest at 12% payable monthly. As part of this transaction, the Company issued warrants to Mr. Dearholt which entitle him to purchase 200,000 shares of Issuer Common Stock at $3.10 per share, which represented the average trading price of Issuer Common Stock for the five trading days prior to the originally scheduled closing date for the transaction. In addition, if the Company defaults on its obligation under this note, the Company is required to issue an additional 200,000 shares of Issuer Common Stock to Mr. Dearholt, in addition to all remedies to which Mr. Dearholt may be entitled. Any stock issued under the warrants carries certain registration rights. The warrants expire upon the earlier of their exercise or 2001. The note was repaid by



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issuance of a new promissory note due March 25, 1998 and a subsequent replacement note due March 25, 1999. The one outstanding promissory note is now payable in full on March 25, 1999 and bears interest at 12% per annum payable monthly. The note proceeds were initially used by the Company to provide working capital needed to fund the initial stages of the Company's U.S. marketing campaign and to fund operating losses. The borrowing transactions were effected in the form of a promissory note from the Company to Mr. Dearholt and related Note Purchase and Warrant Agreements and Stock Issuance Agreements. The Company issued an additional warrant to purchase 200,000 shares of Issuer Common Stock each time a new promissory note was issued to Mr. Dearholt at exercise prices of $1.848 and $2.25 per share, respectively. The warrants expire upon the earlier of their exercise or five years after the date of their issuance. Under the Stock Issuance Agreements, if the Company fails to repay the $1,000,000 under the note when due, the Company must issue 200,000 shares of Issuer Common Stock to Mr. Dearholt. The Company also granted Mr. Dearholt certain securities registration rights for the Issuer Common Stock he receives from the Company under these warrants or the Stock Issuance Agreement. Mr. Dearholt has agreed that, if the Company requests, he will extend the outstanding promissory note for an additional one year term to be due and payable on March 25, 2000 upon the same terms as the prior note extensions. In consideration of this agreement, the Company extended the term of certain warrants held by Mr. Dearholt which were to expire on March 25, 2000 to March 25, 2002.


         On May 31, 1996, the Phoenix Healthcare Group Limited Partnership dissolved and distributed 18,100 shares of Issuer Common Stock to the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling. The James
W. Dearholt Trust was a limited partner in the Phoenix Healthcare Group Limited Partnership.

         On July 27, 1997, the Mary C. Dearholt Trust purchased 60,000 shares of the Company's Class A Convertible Preferred Stock - Series 1 at a price of $2.50 per share, which represented the per share price offered to all subscribers in the private placement offering of these shares. Mr. Dearholt, his brother and his mother are trustees of the Mary C. Dearholt Trust. Each share of preferred stock is convertible into one share of Issuer Common Stock on or after August 1, 1998. Annual preferred stock dividends will be paid if and as declared by the Company's Board of Directors. No dividends or other distributions are to be paid on the Issuer Common Stock unless dividends are paid in full on the preferred stock. The preferred stock may be redeemed at the option of the Company, in whole or in part, on or after August 1, 2000, subject to certain conditions, at $2.50 per share plus accrued and unpaid dividends. In the event of a liquidation or dissolution of the Company, the preferred stock would have priority over the Issuer Common Stock.

         On October 5, 1998, the Company issued 6,889 shares of Issuer Common Stock to the Mary C. Dearholt Trust in lieu of paying interest in cash on the 60,000 shares of preferred stock owned by the Mary C. Dearholt Trust.

         In the 60 days prior to filing, Mr. Dearholt has purchased, in the market, an aggregate of 67,000 shares of Issuer Common Stock. On November 9, 1998, Mr. Dearholt purchased the following shares of Issuer Common Stock:
10,000 shares at $1.875 per share; 10,000 shares at $1.9625 per share;
10,000 shares at $2.00 per share; and 12,000 shares at $2.25 per share. On November 10, 1998, Mr. Dearholt purchased 8,000 shares of Issuer Common Stock at $1.8633 per share and on November 17, 1998, Mr. Dearholt purchased 17,000 shares at $2.00 per share. All shares were purchased solely for investment purposes.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See the relationships and arrangements discussed in Item 5. If applicable, future information will be filed by amendment.

Item 7.  Material to be Filed as Exhibits

         To be filed by amendment.



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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     /s/ Stephen M. Dearholt
                                     -------------------------------------------
                                     Stephen M. Dearholt


                                     Dated:   December 18, 1998


















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